Exhibit 2

AGREEMENT

This AGREEMENT (the “Agreement”) is made and entered into as of March 27, 2017, by and among Investors Bancorp, Inc., a Delaware corporation (the “Company”) and Blue Harbour Group, L.P., a Delaware limited partnership (“Blue Harbour”). Certain capitalized terms used in this Agreement are defined in Section 9.

WHEREAS, as of the date hereof, funds managed by Blue Harbour (collectively, the “Funds”) beneficially own 29,582,428 shares of the issued and outstanding common stock of the Company, par value $0.01 per share (the “Common Stock”), which represents approximately 9.56% of the fully diluted, outstanding Common Stock;

WHEREAS, the Company and Blue Harbour have determined to come to an agreement with respect to the composition of the Company’s Board of Directors (the “Board”) and the Board of Directors of Investors Bank (the “Bank”), and certain other matters;

WHEREAS, the Board, in exercising its independent judgment and prior to entering into this Agreement, determined that Peter H. Carlin would be highly qualified to serve on the Board and for the Board of Directors of the Bank due to his expertise in a broad range of financial and business matters; and

WHEREAS, the Company has determined that it is in the best interest of the Company and its stockholders, and the Company and Blue Harbour have agreed that it is in their mutual interest, to enter into this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Board of Directors.

(a)       For so long as Blue Harbour and the Funds continue to own at least four (4%) percent of the outstanding shares of Common Stock (the “Ownership Threshold”), Blue Harbour shall be entitled to propose one designee to the Board and the Board of Directors of the Bank, subject to satisfaction of all reasonable corporate governance requirements applicable to non-employee directors, and legal and regulatory requirements regarding service and election or appointment as a director of the Company and of the Bank by such nominee. Effective as of March 27, 2017 (the “March Board Meeting Date”), the Board shall appoint Peter H. Carlin (the “Designee”) to the Board as a director with a term expiring at the 2020 Annual Meeting of the Stockholders of the Company. The Designee shall also be appointed to the Board of Directors of the Bank effective as of the March Board Meeting Date. The Designee will attend the Company’s April Board meeting as a director. The Designee, upon appointment to the Board, will be subject to the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines and policies and will have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees as are available generally to the other non-executive members of the Board.

(b)       If, during the Restricted Period, the Designee resigns (including by reason of a change in principal business occupation or position or service on additional boards), or refuses to serve, or if the Designee is unable to serve due to death or disability, in each case provided that the Designee is otherwise then entitled to be appointed, to be nominated or to serve, as applicable, as a director of the Company or the Bank pursuant to this Agreement, then so long as Blue Harbour and the Funds meet or exceed the Ownership Threshold, Blue Harbour shall be entitled subject to the satisfaction of all reasonable corporate governance requirements applicable to non-employee directors, legal and regulatory requirements regarding service and election or appointment as a director of the Company and the Bank, to designate a replacement director who shall be reasonably acceptable to the Company, and thereafter such individual shall be promptly appointed to the Board and to the Board of Directors of the Bank to fill the remaining term of the Designee and shall be considered to be a “Designee” under this Agreement. To the extent that a replacement director is rejected by the Company on a reasonable basis consistent with this Section 1(b) or the director does not satisfy all such corporate governance, legal and regulatory requirements to be a director, Blue Harbour shall have the right to designate another replacement director until a replacement director is approved.

(c)       If at any time, the aggregate ownership of Common Stock by Blue Harbour and the Funds shall fall below four percent (4%) of the outstanding shares of Common Stock, the Company shall have the option of asking Blue Harbour’s Board designee to resign from the Board and the Board of Directors of the Bank, at which time the Designee shall resign.

2. Voting. During the Restricted Period, Blue Harbour shall cause, and shall cause the Funds to cause, all shares of Common Stock or any rights, warrants, options or other securities convertible into or exchangeable for shares of Common Stock or any other securities of the Company for which they have the right to vote, directly or indirectly, to be present in person or by proxy for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, and to consent in connection with any action by consent in lieu of a meeting, (i) in favor of each director nominated and recommended by the Board for election at any such meeting, and (ii) against any stockholder nominations for director that are not approved and recommended by the Board for election at any such meeting and against any proposals or resolutions to remove any member of the Board and (iii) in accordance with the recommendations by the Board on all other proposals of the Board set forth in the Company’s proxy statements.

3. Cooperation. Without the prior written consent of the Board, Blue Harbour shall not, and shall cause each of its respective Affiliates and Representatives not to, do any of the following for a period (the “Restricted Period”) commencing on the date hereof and ending on the earlier of (i) the day after the Company’s 2020 Annual Meeting of Stockholders of the Company, or (ii) the date as of which the Designee (or any replacement designated pursuant to Section 1(b)) is no longer a director of the Board and a director of the Board of Directors of the Bank (provided that nothing in this Section 3 shall limit any actions that may be taken by the Designee acting in its capacity as a director of the Company consistent with his or her fiduciary duties):

(a)       acquire, offer or agree to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other “group” (within the meaning of Section 13(d)(3) of the Exchange Act), through swap or hedging transactions or otherwise, any voting securities of the Company or any voting rights decoupled from the underlying voting securities which would result in Blue Harbour or the Funds (together with any other Person or “group” referred to in this Section 3(a)) owning, controlling or otherwise having any ownership or voting interest in 10% or more of the outstanding shares of Common Stock;

(b)        threaten to dispose (explicitly or implicitly) of voting securities or any other equity interests of the Company or any of its subsidiaries or affiliates in any manner as a condition or inducement of specific action or non-action by the Company or any of its subsidiaries or affiliates;

(c)        (i) engage, or in any way participate, directly or indirectly, in any “solicitation” (as such term is defined in Rule 14a-1(l) under the Exchange Act) of proxies or consents in any “election contest” with respect to the Company’s directors (regardless of whether it involves the election or removal of directors of the Company), (ii) seek to advise, encourage or influence any Person with respect to the voting of any voting securities of the Company in any “election contest” with respect to the Company’s directors (regardless of whether it involves the election or removal of directors of the Company), (iii) initiate, propose or otherwise “solicit” (as such term is defined in Rule 14a-1(l) under the Exchange Act) stockholders of the Company for the approval of stockholder proposals in connection with the election or removal of directors of the Company or (iv) induce or attempt to induce any other Person to initiate any such stockholder proposal;

(d)       form, join or in any way participate in a partnership, syndicate, or other group, including without limitation any “group” as defined under Section 13(d)(3) of the Exchange Act (other than a “group” consisting solely of Blue Harbour and any of its Affiliates), with respect to any voting securities of the Company in connection with any “election contest” with respect to the Company’s directors or any stockholder proposal for consideration at any stockholder meeting except as otherwise expressly provided in this Agreement;

(e)       deposit any Company voting securities in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement or agreement solely among Blue Harbour and its Affiliates and except as expressly set forth in this Agreement;

(f)       seek, alone or in concert with others, (i) to call a meeting of stockholders or solicit consents from stockholders or conduct a nonbinding referendum of stockholders, (ii) to obtain representation on the Board except as otherwise expressly provided in this Agreement, (iii) to effect the removal of any member of the Board, provided that this shall not pertain to the Designee or his replacement who is a director of the Company, (iv) to make, be a proponent of, or in any way support a stockholder proposal at any meeting of the stockholders of the Company, expect as provided in Section 2 of this Agreement, (v) to amend any provision of the Company’s certificate of incorporation or bylaws (except any privately communicated request for such amendment) or make a request for any stockholder list or other books and records of the Company, whether pursuant to the Delaware General Corporation Law, the Company’s bylaws or otherwise, or (vi) exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries or affiliates.

(f)       make or in any way advance any request or proposal to amend, modify or waive any provision of this Agreement other than in a nonpublic and confidential manner and which nonpublic and confidential request could not reasonably be expected by the Company to require public disclosure by any party hereto.

4. Registration of Shares. If at any time Blue Harbour informs the Company that it wishes to sell all or a portion of the Common Stock owned by Blue Harbour and the Funds, Blue Harbour shall have the option to request that the Company register all or a portion of such Common Stock on a shelf registration statement (including, if eligible, on an ASR shelf registration statement), allowing for an underwritten offering, to be prepared and filed by the Company with the Commission (a “Registration”). The request for a Registration shall be in writing and shall specify the number of shares of Common Stock to be registered. The Company shall cause a registration statement to be filed within 30 days after the date on which the initial request is received by the Company from Blue Harbour, and the Company shall use its reasonable best efforts to cause such registration statement to be declared effective by the Commission as soon as practicable thereafter. The Company shall not be obligated to effect a Registration pursuant to this Section 4 for shares having an aggregate market value of less than $10 million.

5. Confidentiality. Blue Harbour acknowledges that information concerning the business and affairs of the Company (“Confidential Information”) may be disclosed to Blue Harbour by the Company or its subsidiaries, or by the Company’s or its subsidiaries’ directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors (collectively, “Representatives”). Blue Harbour agrees that the Confidential Information will be kept confidential and that it will not disclose, other than to its Representatives, any of the Confidential Information in any manner whatsoever without the specific prior written consent of the Company unless disclosure is required by applicable laws, regulations or valid legal process; provided, that the term “Confidential Information” shall not include information that (a) was in or enters the public domain, or was or becomes generally available to the public, other than as a result of disclosure by each Blue Harbour or its Representatives, or (b) was independently acquired by Blue Harbour or its Representatives without violating any of their respective obligations under this Agreement or any other confidentiality agreement, or under any other contractual, legal, fiduciary or binding obligation of Blue Harbour or any of its Representatives. Blue Harbour agrees to undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information, to accept responsibility for any breach of this Section 5 by any of its Representatives, including taking all reasonable measures (including but not limited to court proceedings) to restrain Representatives from prohibited or unauthorized disclosures or uses of the Confidential Information. The Company hereby agrees that the Designee, if and to the extent she or he desires to do so, may disclose Confidential Information that she or he obtains while a member of the Board or of the Board of Directors of the Bank to Blue Harbour and may discuss such information with any and all such persons, subject to the fiduciary duties of the Designee as a member of the Board.

6. Covenant Not to Sue. During the Restricted Period, Blue Harbour and each of its Affiliates and Representatives on the one hand, and the Company and each of its Affiliates and Representatives on the other hand, agrees not to sue or otherwise commence or continue in any manner, directly or indirectly, any suit, claim, action, right or cause of action in any court against the other; provided, that (a) no party hereto shall be prohibited from enforcing its rights under and pursuant to this Agreement, and (b) Blue Harbour shall not be prohibited from (i) making counterclaims with respect to any proceeding initiated by or on behalf of the Company or any of its current or former directors or officers or its Affiliates and Representatives against Blue Harbour or any of its Affiliates and Representatives, (ii) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement or the topics covered in the correspondence between the Company or its Affiliates and Representatives and Blue Harbour and its Affiliates and Representatives, or (iii) exercising its statutory appraisal rights.

7. Press Release and Other Public Disclosures.

(a)       As soon as practicable on or after the date hereof and no later than one business day following the date of this Agreement, the Company shall announce this Agreement and the material terms hereof by means of a press release in the form attached hereto as Exhibit A (the “Mutual Press Release”). Prior to the issuance of the Mutual Press Release, none of the parties shall issue any press release, public announcement or other public statement (including, without limitation, in any filing required under the Exchange Act) regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party. None of the parties hereto shall make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Mutual Press Release or the terms of this Agreement.

(b)       No later than two business days following the date of this Agreement, Blue Harbour shall file with the SEC an amendment to its Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the Mutual Press Release and the terms of this Agreement. Blue Harbour shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any reasonable comments of the Company and its Representatives.

(c)       No later than two business days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement and the Mutual Press Release as exhibits thereto (the “Form 8-K”). The Form 8-K shall be consistent with the Mutual Press Release and the terms of this Agreement. The Company shall provide Blue Harbour with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any reasonable comments of Blue Harbour.

8. Representations and Warranties.

(a)       Blue Harbour represents and warrants that (a) it has the power and authority to execute and deliver this Agreement and to perform all its obligations and consummate the transactions contemplated hereby, and (b) this Agreement has been duly and validly authorized, executed and delivered by Blue Harbour, constitutes a valid and binding obligation and agreement of Blue Harbour and is enforceable against Blue Harbour in accordance with its terms.

(b)       The Company hereby represents and warrants that (i) it has the power and authority to execute and deliver this Agreement and to perform all its obligations and consummate the transactions contemplated hereby, (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, and (iii) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect.

9. Definitions.

(a)       “Affiliate” and “associate” have the respective meanings set forth in Rule 12b-2 under the Exchange Act.

(b)       “Commission” means the Securities and Exchange Commission.

(c)       “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(d)       “Person” means any individual, partnership, corporation, limited liability company, or other entity, group, syndicate, trust, government or agency thereof, or any other association or entity.

(e)       “Third Party” means any Person that is not a party to this Agreement, a director or officer of the Company, or legal counsel to any party to this Agreement.

10. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt, (b) upon sending if sent by email to the email addresses below and the appropriate confirmation is received, (c) one day after being sent by nationally recognized overnight carrier to the addresses set forth below, or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, NJ 07078

Attention: Brian F. Doran, Esq., Senior Vice President and General Counsel

Email: bdoran@myinvestorsbank.com

With copies to:

Covington & Burling, LLP

620 Eighth Avenue

New York, NY 10021

Attention: Christopher J. DeCresce

Email: cdecresce@cov.com

If to Blue Harbour:

Blue Harbour Group, L.P.

646 Steamboat Road

Greenwich, CT 06830

Attention: General Counsel

Email: rrasamny@bhgrp.com

With copies to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein & Aneliya S. Crawford

Email: eleazer.klein@srz.com

aneliya.crawford@srz.com

11. Assignments. This Agreement shall not be assignable by operation of law or otherwise by Blue Harbour or the Company without the prior written consent of the other party. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the successors and assigns of each party to this Agreement.

12. Remedies. Blue Harbour, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that Blue Harbour, on the one hand, and the Company, on the other hand, shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity.

13. Governing Law. The performance, construction and enforcement of this Agreement and the documents executed in connection with this Agreement shall be governed by the laws of the State of Delaware, notwithstanding any choice of law or conflicts of law rule that would otherwise dictate the application of the law of a different jurisdiction. The parties agree that any action or proceeding in respect of any claim arising out of or related to this Agreement shall be brought exclusively in a federal or state court located in the State of Delaware (the “Chosen Court”) and (i) hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Chosen Court for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, (ii) waive any objection to laying venue in any such action or proceeding in the Chosen Court, and (iii) waive any objection that the Chosen Court is an inconvenient forum or lacks jurisdiction.

14. No Waiver. Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

15. Amendments; Counterparts. Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party hereto. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Signatures to this Agreement transmitted, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

16. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not intended to and does not confer any rights on, and is not enforceable by, any other Persons.

17. Severability. If at any time subsequent to the date first above written, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

18. Entire Agreement. This Agreement contains the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

INVESTORS BANCORP, INC.

By:	/s/ Kevin Cummings
Name: Kevin Cummings
Title: President and Chief Executive Officer

BLUE HARBOUR GROUP, L.P.

By:	/s/ Robert Rasamny
Name: Robert Rasamny
Title: General Counsel

Exhibit A

Investors Bancorp announces election of new director

Short Hills, N.J. (PR NEWSWIRE) – March 27, 2017— Investors Bancorp, Inc. (NASDAQ:ISBC), the holding company for Investors Bank today announced the election of Peter H. Carlin to the Board of Directors, effective March 27, 2017. Mr. Carlin will join the 2020 class of Directors for Investors Bancorp and Investors Bank.

“Blue Harbour has been a valuable partner and we look forward to deepening our relationship by welcoming Peter to the Board,” said Kevin Cummings, President and CEO. “Peter has significant expertise in the capital and financial markets which will enhance our Board as we continue to grow our franchise.”

Mr. Carlin has been a Managing Director at Blue Harbour Group since 2014. Prior to joining Blue Harbour Group, Mr. Carlin was a Managing Member of Estekene Capital from 2009 to 2013. Previously, he was a Deputy Portfolio Manager at Alson Capital, where he worked from 2002 to 2009 and at Sanford Bernstein & Co. where he was a Buyside Research Analyst from 2000 to 2002. Mr. Carlin began his career at Morgan Stanley in the Mergers & Acquisitions Group. Mr. Carlin earned his MBA from Columbia Business School in 1999, a JD from Columbia Law School in 1999, and a BA from the University of Pennsylvania in 1994.

About Investors Bancorp

Investors Bancorp, Inc. is the holding company for Investors Bank, which operates from its corporate headquarters in Short Hills, New Jersey and 151 branches located throughout New Jersey and New York. As of December 31, 2016, Investors Bancorp had total assets of $23.2 billion, total deposits of $15.3 billion and stockholders’ equity of $3.1 billion.